             Exhibit 21

Subsidiaries of Carter's, Inc.

The William Carter Company is incorporated in Massachusetts

OshKosh B'Gosh, Inc. is incorporated in Delaware

Carter's Retail, Inc. is incorporated in Delaware

OshKosh International, LLC is incorporated in Delaware

Carter's International Holdings C.V. is formed in the Netherlands

TWCC Product Development and Sales, Inc. is incorporated in Delaware

Carter's Giftcard Company, Inc. is incorporated in Florida

Carter's Canadian Holdings, B.V. is formed in the Netherlands

Carter's Holdings B.V. is formed in the Netherlands

The Genuine Canadian Corp. is incorporated in Ontario, Canada

Carter's Global Sourcing Limited is formed in Hong Kong

Carter's International Trading Company Limited is formed on Hong Kong

Carter's Shanghai Trading Co., Ltd was formed in China

Carter's Shanghai Business Information Consulting Co., Ltd was formed in China

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